



CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

2007 SEP 17 P

OFFICE OF INTERNATIONAL CORPORATE

82-4507

7 September 2007



07026528

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 August 2007 till 31 August 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Tan Lee Nah
Secretariat Manager

Encs

9/18

S:\Sec\ADR\2007\Ltr to ADR.doc



List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by The Ascott Group Limited – "Ascott announces senior management appointments"	1 Aug 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Quill Capita Trust – Second Quarter Financial Results for the period ended 30 June 2007"	1 Aug 2007	For Public Relations Purposes
Announcement by Australand - "Corporate Express chooses Australand for new warehouse and office"	3 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Pronto Investment One Pte. Ltd."	7 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	7 Aug 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	7 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in (A) Nadal Pte. Ltd. (B) Chengdu Xin Kai Co., Ltd."	8 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Subscription of additional shares in Joy Ascend Holdings Limited"	8 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Announcements by Quill Capita Trust on (1) Underwriting Agreement pursuant to the proposed Placement of the First Tranche Placement of up to 151,440,000 New Units in QCT; and (2) Result of Unitholders' Meeting"	8 Aug 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Press Release by Quill Capita Trust – QCT unitholders approve proposal to double fund size"	8 Aug 2007	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Conditional joint venture agreement to develop residential site in Ho Chi Minh City"	10 Aug 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by Australand – "Australand sells 50% share of 28 Freshwater Place to GPT Wholesale Office Fund"	10 Aug 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Payment of management fee by way of issue of units in Ascott Residence Trust"	14 Aug 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Resignation of Chief Executive Officer"	15 Aug 2007	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Announcement Quill Capita Trust ("QCT") – The Placement of up to 151,440,000 New Units in QCT"	16 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, (A) Front Winners Sdn. Bhd. (B) Mutual Streams Sdn. Bhd."	16 Aug 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires Gurney Plaza, Penang and MINES Shopping Fair, Selangor in Malaysia for over RM1.2 billion (approximately S$527.1 million)"	16 Aug 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "CapitaCommercial Trust subscribes for units in Quill Capita Trust"	16 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) Ace Able Limited (B) Central Lead Limited (C) Grand Podium Holdings Limited"	17 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of CapitaLand Commercial Vietnam Holdings Pte. Ltd."	20 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiary, Star Assets Property Limited"	21 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, Beverly Equities Pte. Ltd."	21 Aug 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Conditional Joint Venture Agreement to develop high-rise residential site in Ho Chi Minh City"	22 Aug 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of Lonsvale Pte. Ltd."	22 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Clarification of Business Times' report"	23 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) CCIH Pte. Ltd. (B) Ghansoli Investment Pte. Ltd. (C) Smart Profit International Limited (D) Profit Hill Limited"	23 Aug 2007	SGX-ST Listing Manual
News Release by CapitaLand Limited - "CapitaLand acquires a commercial site for quality offices and high-end business accommodation in Shanghai"	23 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Nassim Hill Realty Pte Ltd"	27 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Purchase of remaining 50% stake in Eureka Office Fund Pte Ltd"	28 Aug 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Proposed acquisition of Wilkie Edge - Option exercised by The Ascott Group to lease the serviced apartments"	29 Aug 2007	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited - "Proposed acquisition of serviced residence at Wilkie Edge"	29 Aug 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of stake in Savu Properties Ltd"	30 Aug 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "(A) Citadines Shanghai Biyun (B) Somerset Youyi Tianjin"	31 Aug 2007	For Public Relations Purposes

S:\Sec\ADR\2007\Aug 2007.doc

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Aug-2007 17:32:01
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott announces senior management appointments
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.SeniorManagement.1Aug07.pdf Total size = **183K** (2048K size limit recommended)

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THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Singapore, 1 August 2007 – The Ascott Group (Ascott) today announced new appointments to its senior management team. Ms Jennie Chua, President & Chief Executive Officer of Ascott will have two deputies, Mr Chong Kee Hiong, the current Deputy Chief Executive Officer (Finance & Investment) and Mr Gerald Lee who has been appointed Deputy Chief Executive Officer (Operations). In addition, Mr Ronald Tay will be Ascott's Chief Investment Officer while Mr Ee Chee Hong has been appointed Chief Executive Officer, China, and Mr Richard Ong, the Managing Director of China.

Ms Jennie Chua, Ascott's President & Chief Executive Officer said: "There is tremendous growth potential for serviced residences as they are the preferred choice of accommodation for extended stay. Ascott has in place capable and dedicated people at the senior management level and in field operations. These new appointments will bolster our management bench strength and add to the Group's capabilities. Ascott will be able to drive for greater growth and achieve our global expansion objectives by capitalising on our pole position in the serviced residence industry."

Finance & Investment

Mr Chong Kee Hiong who is also the Chief Executive Officer of Ascott's subsidiary, Ascott Residence Trust Management Limited, will oversee the Group's finance, investment, asset management, merger and acquisition, and investor relations functions.

Mr Chong joined Ascott in September 2004. He was Chief Financial Officer at Raffles Holdings Ltd prior to joining Ascott. He will be assisted by Ms Hazel Chew, Ascott's current Chief Financial Officer and Mr Ronald Tay, Chief Investment Officer.

Mr Tay joined Ascott in January 2007 as Deputy Chief Investment Officer. He was previously Senior Vice President (Finance and Investment) at CapitaLand Residential Singapore since 2004. As Chief Investment Officer, he will spearhead Ascott's investment and business development strategies and seek out new growth opportunities.

Operations

Mr Gerald Lee will oversee the Group's global operations in Asia, Europe and the Gulf region. Mr Lee joined Ascott as Chief Brand & Marketing Officer in April 2005 and assumed the post of Chief Executive Officer (Europe) in January 2006. He has more than 15 years of experience in the tourism, hospitality and real estate industries having previously held senior

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Aug-2007 18:54:09
Announcement No.	00155

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capital Trust - Second Quarter Financial Results for the Period Ended 30 June 2007"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Annc.2QFinancials.1Aug07.pdf Total size = **399K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	01-Aug-2007 18:19:56
Announcement No.	00137

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Second Quarter Financial Results for the Period Ended 30 June 2007
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-2Q-Notes.pdf QCT-2Q-financials.pdf Announcement.pdf Total size = **298K** (2048K size limit recommended)

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82 - 4561



Form Version 2.0

Financial Results

Reference No QC-070724-59901

Submitting Merchant Bank (If applicable) :

Submitting Secretarial Firm Name (If applicable) :

* Company name : Quill Capita Trust

* Stock name : QCAPITA

* Stock code : 5123

* Contact person : Corinne Tan

* Designation : Finance & Compliance Manager

Part A1 : QUARTERLY REPORT

* **Financial Year End** : 31/12/2007

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Quarterly report for the financial period ended** : 30/06/2007

* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	5,718	0	11,921	0
2	Profit/(loss) before tax	3,671	0	7,313	0
3	Profit/(loss) for the period	3,678	0	7,310	0

4	Profit/(loss) attributable to ordinary equity holders of the parent	3,678	0	7,310	0
5	Basic earnings/(loss) per share (sen)	1.54	0.00	3.06	0.00
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.8200		0.8000	

Remarks :

As Quill Capita Trust was listed on 8 January 2007, there are no comparative figures for preceding year corresponding quarter and preceding year corresponding period .

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 30 JUNE 2007 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year Quarter 30.06.2007	Preceding Year Corresponding Quarter 30.06.2006 *	Current Year To Date 30.06.2007	Preceding Year To Date 30.06.2006 *
	RM	RM	RM	RM
TOTAL INCOME				
Gross rental	5,718,374	N/A	11,920,587	N/A
Property operating expenses	(616,122)	N/A	(1,718,223)	N/A
Net rental income	**5,102,252**	**N/A**	**10,202,364**	**N/A**
Interest income	98,125	N/A	207,070	N/A
	5,200,377	N/A	10,409,434	N/A
TOTAL EXPENDITURE				
Manager's fee	(469,103)	N/A	(937,333)	N/A
Trustee's fee	(16,149)	N/A	(32,338)	N/A
Borrowing costs	(957,892)	N/A	(2,004,003)	N/A
Auditors' remuneration	(23,960)	N/A	(42,920)	N/A
Tax agent's fee	(8,885)	N/A	(12,760)	N/A
Administrative expenses	(53,758)	N/A	(67,488)	N/A
	(1,529,747)	N/A	(3,096,842)	N/A
INCOME BEFORE TAX	3,670,630	N/A	7,312,592	N/A
TAXATION	7,350	N/A	(2,650)	N/A
INCOME AFTER TAXATION	3,677,980	N/A	7,309,942	N/A
EARNINGS PER UNIT				
- after manager's fees (sen)	1.54	N/A	3.06	N/A
- before manager's fees (sen)	1.74	N/A	3.46	N/A

* **The Trust was listed on 8 January 2007, hence, no comparative figures are available.**

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 30 JUNE 2007 (UNAUDITED)

	AS AT END OF CURRENT QUARTER 30.06.2007 RM	AS AT PRECEDING FINANCIAL YEAR END 31.12.2006 RM
NON-CURRENT ASSETS		
Real estate properties	276,000,000	276,000,000
CURRENT ASSETS		
Trade and other receivables	10,754,290	4,516,419
Deposits with licensed financial institution	6,516,572	9,999,000
Cash and bank balances	3,207,647	753
	20,478,509	14,516,172
CURRENT LIABILITIES		
Provision for income distribution	-	1,178,634
Trade and other payables	3,835,088	5,766,448
Borrowings	89,610,526	89,533,446
Provision for taxation	-	15,000
	93,445,614	96,493,528
NET CURRENT LIABILITIES	(72,967,105)	(81,977,356)
NON-CURRENT LIABILITIES		
Security deposits	8,022,553	8,021,844
NET ASSETS	195,010,342	186,000,800
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	187,700,400	186,000,800
Undistributed income	7,309,942	-
	195,010,342	186,000,800
NET ASSET VALUE PER UNIT	0.82	0.80
NUMBER OF UNITS IN CIRCULATION	238,691,000	232,501,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 30 JUNE 2007 (UNAUDITED)

	Unitholders' Capital	Distributable Undistributed Income	Total
	RM	RM	RM
As at 1 January 2007	186,000,800	-	186,000,800
Issuance of new units upon listing on 8 Jan 2007	5,199,600		5,199,600
Listing expenses	(3,500,000)		(3,500,000)
Net income for the period	-	7,309,942	7,309,942
Distribution to Unitholders	-	-	-
As at 30 June 2007	187,700,400	7,309,942	195,010,342

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 30 JUNE 2007 (UNAUDITED)

	CURRENT YEAR TO DATE 30.06.2007 RM	PRECEDING YEAR TO DATE 30.06.2006 * RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	7,312,592	N/A
Adjustment for:		
Accretion of interest expenses	1,838,289	N/A
Transaction costs & credit facility costs	165,714	N/A
Interest income	(207,070)	N/A
Operating income before working capital changes	9,109,525	N/A
Decrease / (increase) in receivables	(333,872)	N/A
(Decrease) / increase in payables	(2,045,204)	N/A
Cash generated from operating activities	6,730,449	N/A
Income tax paid	(17,650)	N/A
Net cash generated from operating activities	6,712,799	N/A
CASH FLOW FROM INVESTING ACTIVITIES		
Deposits for purchase of investment properties	(9,404,000)	N/A
Interest received	207,070	N/A
Net cash used in investing activities	(9,196,930)	N/A
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(1,178,634)	N/A
Finance Cost	(1,812,369)	N/A
Proceed from borrowings	-	N/A
Proceed from issuance of units	5,199,600	N/A
Net cash generated from financing activities	2,208,597	N/A
NET INCREASE IN CASH AND CASH EQUIVALENTS	(275,534)	N/A
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,999,753	N/A
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,724,219	N/A
Cash and cash equivalents at end of period comprises:		
Deposit with licensed financial institution	6,516,572	N/A
Cash and bank balances	3,207,647	N/A
	9,724,219	N/A

* The Trust was listed on 8 January 2007, hence, no comparative figures are available.

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes to the interim financial statements.

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment in real estate properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia , provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly -owned special entity ("SPE") . The special purpose entity is established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single -purpose companies. QCT does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under the terms that impose strict limitations on the decision-making powers of the SPE 's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2006

The audit report of the financial statements for the preceding year ended 31 December 2006 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current quarter under review, there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY SECURITIES

Save as disclosed in Note A11 and Note B 9 , there was no issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and year to date

A8 INCOME DISTRIBUTION POLICY

In line with the Trust deed dated 9 October 2006, the Trust intends to distribute 100% of its distributable income at least semi-annually or at any such interval as may be determined by the Manager.

A9 SEGMENT REPORTING

No segment information is prepared as QCTs activities are predominantly in one industry segment and occur predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The real estate properties were purchased by QCT on 20 November 2006 for RM 276,000,000 which approximate the fair market value as at 31 December 2006. There was no change in the value of the investment properties for the quarter under review.

A11 SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER ENDED 30 JUNE 2007

i) Acquisition of new properties

On 8 June 2007, Maybank Trustee Berhad as trustee of QCT , has signed two separate conditional sales and purchase agreements to acquire Wisma Technip for RM 125 million and commercial shops and carpark lots of Plaza Mont Kiara for RM 90 million.

The annoucement was made on 8 June 2007 to Bursa Malaysia Securities Berhad on the said acquisitions and the terms and conditions for the completion of the SPAs.

ii) Proposed placement

QCT has proposed issuance of up to 251,440,000 new units in QCT , the proceeds of which will be utilised for :

-settlement of purchase consideration of the above mentioned properties
-capital expenditure
-working capital of QCT
-defraying estimated expenses for the proposals and acquisition related expenses
-paring down future borrowing

The issuance of up to 251,440,000 new units may be made in tranches.

iii) Proposed increase in Fund Size

The Manager has proposed to increase the size of QCT from the existing approved fund size of 238,691,000 to the proposed fund size of up to 490,131,000 units to accommodate the increase in units pursuant to the Proposed Placement.

iv) Proposed amendment to the Deed of Trust of QCT

QCT does not hold any of its investment in retail shopping malls as its investment mandate specifically excludes investment in such assets. The Manager proposes to amend the Deed to effectively increase the potential investment opportunities for QCT in the Malaysian property market and allow more flexibility in the selection of QCT portfolio mix to achieve optimal returns for unitholders. The Manager therefore proposes to amend the objectives and authorised investments clauses in the Deed, by way of a supplemental deed.

The announcements relating to the proposals above were made on 8 June 2007, 12 June 2007 , 2 July 2007 and 4 July 2007 respectively, to Bursa Securities Malaysia Berhad.

The Circular to Unitholders was issued on 16 July 2007.

The meeting of unitholders for the approval of the above is proposed to be convened on 8 August 2007 . The Notice Of Meeting was issued on 16 July 2007.

A12 CHANGES IN CONTINGENT LIABILITIES

There is no contingent liabilities to be disclosed.

B1 REVIEW OF PERFORMANCE

QCT recorded RM5.718 million and RM 3.671 million of revenue and profit before tax respectively for the quarter ended 30 June 2007.

B2 COMPARISON WITH PRECEDING QUARTER

		Current Quarter ended 30 June 2007	Preceding Quarter ended 31 March 2007
		RM	RM
Total Revenue	*	5,718,374	6,202,213
Profit before tax		3,670,630	3,641,962
Profit after tax		3,677,980	3,631,962
Provision for income distribution		-	-

*The total revenue for the quarter ended 30 June 2007 was less than the revenue of the preceding quarter due to reclassification of the costs recoverable from tenants from the revenue account to the respective cost accounts . There was no impact to the P&L as a result of the said reclassification.

B3 PROSPECTS

Barring unforeseen circumstances, QCT is expected to achieve performance for FY 2007 in line with the projections made in the prospectus dated 10 December 2006, and the forecast as disclosed in the Circular to Unitholders dated 16 July 2007 if the proposals as detailed in the Circular are materialised.

B4 Variances

The results for the second quarter ended 30 June 2007 is within the expectation of the Trust and is line with the forecast disclosed in the prospectus dated 10 December 2006.

B5 TAXATION

The breakdown of the tax components is as follows:

	Current Quarter RM	Period To Date RM
Provision for current quarter's profits	-	-
Write- back of over provision	(7,350)	-
Under provision of prior year tax expense	-	2,650
Tax expense/(write -back) for the period	(7,350)	2,650

Previously , undistributed income of a REIT would be suject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007 , the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

As QCT intends to distribute 100% of its distributable income during the first three financial years from 2006 to 2008, it is likely that the 90% criteria would be met and as such, no tax expense is charged for the half year ended 30 June 2007.

A reconciliation of income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income tax before taxation	3,670,630	7,312,592
Taxation at Malaysian statutory tax of 27%	991,070	1,974,400
Expenses not deductible for tax purposes	-	-
Income exempted from tax	(991,070)	(1,974,400)
Underprovision of prior year tax	-	2,650
Write-back of over provision	(7,350)	-
Tax expense for the period	(7,350)	2,650

B6 PROFITS ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period todate.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period-to-date.

B8 STATUS OF CORPORATE PROPOSAL

Save as disclosed in Note A 11 above , there was no corporate proposals in the period -to-date .
The proposal as mentioned will be subject to unitholders's approval during the meeting of Unitholders to be convened on 8 August 2007.

B9 BORROWING AND DEBT SECURITIES

	Current Quarter RM
Face value	91,900,000
Discount	(1,812,369)
Net discounted value	90,087,631
Less : Transaction costs	779,167
Add: amortisation of interest expense	302,061
	89,610,526

QCT has through its wholly owned special purpose vehicle, Gandalf Capital Sdn Bhd, drawndown net proceeds of RM 90,067,992 from the CPs/MTNs programme on 1 December 2006, of which RM 90M was utilised to part finance the acquistion of Quill Building 1, Quill Building 2 , Quill Building 3 and Quill Building 4 (" Quill Buildings") .
The actual discount rate for the 6 months period from 1 December to 31 May 2007 was at 4.02%.

The CPs were rolled over on 31 May 2007. The Manager is of the opinion that the CPs/MTNs will be available throughout the period. The effective interest rate on QCT's borrowings is 3.995% until 30 November 2011.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, the Manager has recommended to theTrustee that it should enter into an interest rate swap ("IRS") arrangement to lock in fixed interest rate from the current floating interest rate .

Pursuant to the Manager's recommedation, the Trustee has authorised the Manager to enter into an IRS arrangement based on RM 90 million of the underlying CPs. On 18 April 2007, the IRS arrangement was entered into by the Manager with a licensed fiancial institution ("The Bank") whereby the interest rate is fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a) .

The said IRS was announced on 18 April 2007 to Bursa Securities Malaysia Berhad.

The net difference between the floating rate and the fixed rate will be settled between QCT and The Bank semi-annually. Where the fixed rate is higher than the floating rate, the net difference will be payable by QCT to The Bank and where the fixed rate is lower than the floating rate, The net difference will be paid by The Bank to QCT .

The net difference between the fixed rate and the floating rate is charged to the P&L over the 6 -month period.

B11 TRADE & OTHER RECEIVABLES

Included in other receivables are deposits of RM 9 million paid to Sunrise Berhad for the acquisition of the commercial retail shops and carpark lots.

B12 MATERIAL LITIGATION

There was no pending material litigation as at the latest practicable date from the date of issuance of this report.

B13 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

The next distribution was originally scheduled to take place by 30 August 2007 in relation to the distributable income for the period 1 January 2007 to 30 June 2007 (the "Scheduled Distribution") . However, in conjunction with the proposed placement as disclosed in note A 11 above as well as in the Circular to Unitholders dated 16 July 2007 , the Manager will declare , in lieu of the Scheduled Distribution, a distribution of the distributable income for the period from 1 January 2007 to the day immediately preceding the date on which the new units are issued under the proposed placement of new units (which is expected to be on 24 August 2007) , (the "Cumulative Distribution ") .

The Cumulative Distribution is proposed as a means to ensure fairness to existing unitholders , and at the same time to avoid the additional costs of making two distributions within a short span of time. By implementing the Cumulative Distribution, the distributable income accrued by QCT up to the day preceding the date of issue of new units (which, at that point in time, will be entirely attributable to the existing units), will only be distributed in a single distribution in respect of the existing units . The new units will not be entitled to the Cumulative Distribution.

Income distributed to non-resident companies, foreign institutional investors and unitholders other than resident companies will be subject to withholding tax.

The announcement on the Cumulative Distribution and the Book Closure Date will be made on a later date .

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 1-Aug-2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Aug-2007 12:47:35
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Corporate Express chooses Australand for new warehouse and office"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.CorporateExpress.3Aug07.pdf Total size = **37K** (2048K size limit recommended)

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2007 SEP 17 P 12: 35

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX Announcement
ASX Code: ALZ

3 August 2008

CORPORATE EXPRESS CHOOSES AUSTRALAND FOR NEW WAREHOUSE AND OFFICE

Australand today announced that Corporate Express had chosen Australand's Erskine Park Business Hub for its new flagship distribution centre.

The Erskine Park Business Hub is a 17Ha estate wholly owned by Australand and, with earthworks already complete, is the only immediately available opportunity in Western Sydney for companies looking to relocate to the precinct.

With an end value in excess of $55m, the facility is due for completion by the middle of 2008 and consists of a total GLA of approximately 43,000sqm with over 2,000sqm of office space and a 12 year lease making it the largest logistics development transaction in Western Sydney this year. The transaction also allows Corporate Express to expand into the facility during the lease term.

The facility has been designed to consolidate six separate facilities as part of Corporate Express' first ever end-to-end supply chain review.

Australand's Regional General Manager, Mr. Reini Otter, said Australand's Commercial and Industrial Division focuses on creating and building innovative and cost effective logistics solutions, whilst maintaining a strong focus on environmental performance.

"For some time we have had an agreement with Sydney Water to reduce water consumption by at least 35% across the board in all our facilities, and we are building on that to include an extensive range of energy reduction measures to ensure that our future industrial facilities set the standard for environmental performance in the industrial sector." Mr Otter said.

Australand worked closely with Penrith Council to secure the deal and to incorporate environmental initiatives such as mechanical water separation, biofiltration ponds, passive solar design and warehouse ventilation.

Development Approval has already been achieved for the Corporate Express facility with construction due to commence shortly.

Australand is likely to retain the facility as part of its investment property portfolio.

For further information, please contact:

Reini Otter
Tel: 0438 398 896
Email: rotter@australand.com.au

John Thomas:
Tel: 0418 926 077
Email: jthomas@australand.com.au


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, PRONTO INVESTMENT ONE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Pronto Investment One Pte. Ltd.
Principal Activity	:	Investment holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
7 August 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Aug-2007 18:23:49
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of management fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.RCMgtFee.7Aug07.pdf Total size = **14K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that 539,176 units in CCT ("**Units**") have been issued to the Company today. These Units were issued at an issue price of S$3.0626 per Unit. The issue price per Unit is the volume weighted average price for a Unit for all trades on the Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business days preceding 30 June 2007.

These Units were issued to the Company as full payment of its management fee for the period 1 April 2007 to 30 June 2007 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 8,855,247 Units and the total number of Units in issue is 1,384,094,924.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
7 August 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Aug-2007 18:32:23
Announcement No.	00149

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.IssueMgrUnits.7Aug07.pdf Total size = **63K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 816,107 units in CMT ("**Units**") have been issued to the Company today. Of these 816,107 Units, 299,147 Units were issued at an issue price of S$3.0496 per Unit and 516,960 Units were issued at an issue price of S$4.0661 per Unit.

545,368 Units have been issued to the Company as payment of the Performance Component (as defined in the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**")) of the Management Fee (as defined in the Trust Deed) for the period from 1 April 2007 to 30 June 2007 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. Of these 545,368 Units, 299,147 Units were issued at an issue price of S$3.0496 per Unit and 246,221 Units were issued at an issue price of S$4.0661 per Unit.

270,739 Units have been issued to the Company as full payment of its Management Fee for the period from 1 April 2007 to 30 June 2007 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$4.0661 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 7,773,206 Units and the total number of Units in issue is 1,564,581,511.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
7 August 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

RECEIVED

2007 SEP 17 P 12:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGES OF INTEREST IN
(A) NADAL PTE. LTD.
(B) CHENGDU XIN KAI CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Nadal Pte. Ltd. ("Nadal") has increased its issued and paid-up share capital from S$1 to S$10 (the "Share Increase") by an allotment and issue of an additional 9 ordinary shares for a cash consideration of S$9.

The existing sole shareholder, CapitaLand China Holdings Pte Ltd ("CCH"), another indirect wholly-owned subsidiary of CapitaLand, has subscribed for and been allotted 2 ordinary shares in the share capital of Nadal. The remaining 7 ordinary shares in Nadal were subscribed by CapitaLand China Development Fund Pte. Ltd. ("CCDF") in which CCH has a 37.5% interest.

Nadal currently holds a 100% interest in Chengdu Xin Kai Co., Ltd. ("Chengdu Xin Kai"), a company incorporated in The People's Republic of China.

Following the Share Increase, CCH's effective interest in Nadal and Chengdu Xin Kai has changed from 100% to 56.25%. Hence, Nadal and Chengdu Xin Kai have ceased to be indirect wholly-owned subsidiaries of CapitaLand and are now indirect associated companies of CapitaLand.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
8 August 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF ADDITIONAL SHARES IN JOY ASCEND HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand LF (Cayman) Holdings Co., Ltd ("CapitaLand LF Cayman"), which currently holds a 29.75% interest (comprising 3,954 ordinary shares of US$1 each) in Joy Ascend Holdings Limited ("Joy Ascend"), had today entered into a Subscription Agreement with Joy Ascend, to subscribe and acquire an additional 1,329 ordinary shares of US$1 each, representing 9.09% equity stake in the enlarged share capital of Joy Ascend (the "Subscription") for a cash consideration of RMB500 million (approximately S$99.5 million) (the "Consideration").

Joy Ascend is a company incorporated in The British Virgin Islands and has an existing issued share capital of US$13,289 comprising 13,289 ordinary shares of US$1 each.

The Consideration was based on the valuation of Joy Ascend as of July 2007 of RMB5 billion (approximately S$995 million), taking into account the value of Joy Ascend's property portfolio in the Henan province.

Upon completion of the Subscription, CapitaLand LF Cayman's interest in Joy Ascend has increased from 29.75% to 36.14%.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
8 August 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2007 22:46:04
Announcement No.	00203

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcements by Quill Capita Trust ("QCT") on (1) Underwriting Agreement pursuant to the proposed Placement of the First Tranche Placement of up to 151,440,000 New Units in QCT; and (2) Result of Unitholders' Meeting"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matter, as attached for information.
Attachments:	CCT.Annc.QCT2.8Aug07.pdf Total size = **167K** (2048K size limit recommended)

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RECEIVED
2007 SEP 11 P 12:35

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	08-Aug-2007 18:39:52
Announcement No.	00134

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by Quill Capita Trust ("QCT") on (1) Underwriting Agreement Pursuant to the Proposed Placement of the First Tranche Placement of up to 151,440,000 New Units in QCT; and (2) Result of Unitholders' Meeting
Description	The announcements issued by HWANGDBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, are attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCTAnn_UnderwritingAgreement.pdf QCTAnn_ResultsOfUnitholdersMeeting.pdf Total size = **73K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 08/08/2007 05:24:07 PM
Reference No OD-070808-57871

Submitting Merchant Bank (if applicable)	:	**HWANGDBS INVESTMENT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**QUILL CAPITA TRUST**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**SHELLEY WONG / KEVIN HENG**
* Designation	:	**VICE PRESIDENT / SENIOR EXECUTIVE**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

QUILL CAPITA TRUST ("QCT")
RESULT OF UNITHOLDERS' MEETING

* **Contents :-**

HWANGDBS Investment Bank Berhad *(formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)* and Aseambankers Malaysia Berhad, on behalf of the Board of Directors of Quill Capita Management Sdn Bhd, the manager of Quill Capita Trust ("QCT") are pleased to announce that the unitholders of QCT have approved and passed the resolutions in relation to the proposals as set out in the Notice of Unitholders' Meeting dated 16 July 2007, at the unitholders' meeting held today.

This announcement is dated 8 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2007 22:57:26
Announcement No.	00204

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Press Release by Quill Capita Trust ("QCT") - QCT unitholders approve proposal to double fund size"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.PressRelease.8Aug07.pdf Total size = **215K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	08-Aug-2007 18:43:12
Announcement No.	00137

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by Quill Capita Trust ("QCT") - Quill Capita Trust Unitholders Approve Proposal to Double Fund Size
Description	The Press release issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT_pressrelease_8Aug2007.pdf Total size = **118K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by QUILL CAPITA TRUST on 08/08/2007 05:39:35 PM
Reference No QC-070807-40046

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Corinne Tan**
* Designation	:	**Finance & Compliance Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press Release : Quill Capita Trust unitholders approve proposal to double fund size

* <u>**Contents :-**</u>

Kuala Lumpur , Wednesday, 8 August 2007 : Unitholders of Quill Capita Trust ("QCT") today approved the proposals of its manager , Quill Capita Management Sdn Bhd ("QCM") , for the increase in existing approved fund size of 238,691,000 units to a maximum of 490,131,000 units; the placement of up to 251,440,000 new units and the amendments to the Deed of Trust to widen the investment opportunities for QCT. For further details of the press release , please refer to file attached .



QCT press release 8 Aug 2007.p

<u>**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**</u>



FOR IMMEDIATE RELEASE

Quill Capita Trust unitholders approve proposal to double fund size

QCT to move ahead with acquisitions of Wisma Technip and part of Plaza Mont' Kiara

Kuala Lumpur, Wednesday, 8 August 2007: Unitholders of Quill Capita Trust (QCT) today approved the proposals of its manager, Quill Capita Management Sdn Bhd (QCM), for the increase in the existing approved fund size of 238,691,000 units to a maximum of 490,131,000 units; the placement of up to 251,440,000 new units; and the amendments to the Deed of Trust to widen the investment opportunities for QCT.

In addition, QCM today signed an underwriting agreement with Aseambankers Malaysia Berhad, HWANGDBS Investment Bank Berhad (formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad), Alliance Investment Bank Berhad and MIDF Amanah Investment Bank Berhad (formerly known as Utama Merchant Bank Berhad) in respect of the issuance and placement of up to 151,440,000 new units so as to raise gross proceeds of approximately RM227 million.

Chan Say Yeong, Chief Executive Officer, QCM said: "We would like to thank our unitholders for their confidence and support in allowing management to pursue growth opportunities for QCT. We will continue with our goal to create long term sustainability of income and thereby increase the total return to our unitholders. With the increase in fund size and placement, we will be adding two more yield-accretive properties, which enjoy high occupancies and long-term tenancies, to our quality portfolio of assets. With this mandate, we are in a good position to seek and secure other real estate opportunities that will further enhance the total return of QCT, going forward."

Said Dato' Michael Ong, Director, QCM: "We are confident of the strong support from our unitholders and institutional investors for the placement. The proposed acquisitions and placement will enable QCT to achieve better geographical diversification by expanding its portfolio beyond Cyberjaya into the greater Klang Valley region. In the same stroke, income sources will also be diversified with the enlarged tenant base."

The placement is expected to be implemented in tranches, with the first tranche of up to 151,440,000 new units to raise approximately RM227 million to finance the proposed acquisitions of Wisma Technip and part of Plaza Mont'Kiara at the purchase prices of RM125 million and RM90 million respectively, and other capital expenditure, working capital and related expenses. The remaining placement of 100,000,000 new units is expected to be launched later.

With the proposed placement of up to 151,440,000 new units, QCT's gearing is expected to reduce from the existing 0.31 times to 0.17 times. The low gearing will enhance QCT's ability to raise new borrowings to finance potential acquisitions in the future.

"We are committed to the robust growth of QCT and the target of increasing its asset size by end 2007. The proposed acquisitions and placement are key milestones towards that target, which we are confident of achieving," said Chan.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya. QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Some recent developments at Quill include:

- a 60:40 joint venture with Malaysia Commercial Development Fund Pte Ltd, a closed-end private fund sponsored by the CapitaLand Group, to build a 29-storey office building with a six-storey podium known as Tower D at Lot J, KL Sentral.
- an agreement with HSBC Malaysia Berhad to develop, design, build and lease back HSBC's proposed new headquarters, a 24-storey annexe adjacent to the current HSBC Malaysia headquarters.
- an agreement to acquire Vision City, an integrated development, comprising retail, serviced apartment and office space, for RM430 million from Vision City (M) Sdn Bhd, a wholly-owned subsidiary of Rashid Hussain Berhad.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

In Malaysia, CapitaLand, together with Aseambankers Malaysia Berhad has closed a US$270 million Malaysia Commercial Development Fund, a closed-end private equity investment fund with an expected gross development value of US$1 billion to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley. CapitaLand also, has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Zaridah Zainal Azman/Jia-Yi Loo
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: jida.zainalazman@fleishman.com/jia-yi.loo@fleishman.com



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONDITIONAL JOINT VENTURE AGREEMENT TO DEVELOP RESIDENTIAL SITE IN HO CHI MINH CITY

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings Pte. Ltd. ("CapitaLand Vietnam") had on 9 August 2007 entered into a conditional joint venture agreement with an affiliate of Azure City Co., Ltd., a party unrelated to the CapitaLand Group, to develop a prime residential site (the "Site") located in District 9, Ho Chi Minh City, Vietnam. The Site, which has a land area of 117,200 square metre, will be developed into approximately 300 luxurious villas.

The proposed joint venture and the incorporation of the joint venture company are subject to the relevant approvals being obtained from the Ho Chi Minh City People's Committee for the issuance of a foreign investment certificate.

Upon approvals being obtained, CapitaLand Vietnam will subscribe for a 75% stake which is equivalent to US$31.5 million (approximately S$47.7 million) of the total registered capital of US$42.0 million (approximately S$63.6 million) in the proposed joint venture company. The remaining 25% stake will be subscribed by the said affiliate of Azure City Co., Ltd.. Upon subscription, the proposed joint venture company will become an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 August 2007



FOR IMMEDIATE RELEASE

10 August 2007

NEWS RELEASE

CapitaLand in joint venture to develop 300 luxury villas in Ho Chi Minh City

Singapore, 10 August 2007 – CapitaLand, through its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings, has signed a conditional joint venture agreement for a residential site in Vietnam's Ho Chi Minh City. The 11.7-hectare (117,200 square metre) site in District 9 is owned by an affiliate of Azure City Co., Ltd., a local Vietnamese company that is involved in infrastructure and property development. The site is 35 minutes away from the city centre and 10 minutes from the Saigon Hi-Tech Park.

CapitaLand will take a 75% stake in the joint venture company and inject a cash consideration of US$31.5 million (S$47.7 million) for its stake. The local partner will hold the balance 25% stake. CapitaLand, as the lead development manager, plans to build approximately 300 luxurious villas on the site. The development will be ready for launch by the third quarter of 2008.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Vietnam has seen its GDP grow by close to 8% in the first half of this year, the highest in five years. The strong growth has translated into an increased demand for quality homes among the affluent local professionals and rising number of expatriates in the country. The above site is CapitaLand's third residential project in Ho Chi Minh City. We are presently getting our second condominium project ready for launch by the end of the year. With these three projects, we have a pipeline of approximately 1,600 homes in Ho Chi Minh City."

Mr Chen Lian Pang, CEO of CapitaLand Residential Southeast Asia, said: "We saw the rare potential to build a gated community on this sprawling site. The development will have a series of elegant villas set amidst lush greenery. There will also be a range of shared recreational facilities and 24-hour security services. Such gated communities will appeal to a niche market in Ho Chi Minh City, especially among the local high-net-worth individuals, expatriates, as well as their families."

The site is separated from the neighbouring parcels of land by a stretch of water, making it an exclusive site. It is in a serene neighbourhood well-served by amenities such as supermarkets, good schools including the University of Agriculture, and good transportation accessibility. There will be two major roads serving the site in future – the East-West Highway and the Inner Ring Road - which will connect to the city centre as well as other parts of Ho Chi Minh City.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 10 August 2007

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Aug-2007 17:32:20
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand sells 50% share of 28 Freshwater Place to GPT Wholesale Office Fund
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.FreshwaterPlace.10Aug07.pdf Total size = **36K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX Announcement
ASX Code: ALZ

10 August 2007

AUSTRALAND SELLS 50% SHARE OF 28 FRESHWATER PLACE TO GPT WHOLESALE OFFICE FUND

Australand today announced that it had sold a 50% interest in its commercial office project at 28 Freshwater Place, Melbourne to GPT Wholesale Office Fund (GWOF) for approximately $115 million. The project is anticipated to have a total end value of $230 million, reflecting a yield of 6% based on a 5 year rental support deed provided to GWOF by Australand.

GWOF has entered into a development agreement with Australand to deliver the 34,000 sqm A-Grade office tower (designed to 4.5 star ABGR and 4 Star Green Star) which is expected to be completed by late 2008. The building forms the second stage of the successful, high quality Freshwater Place office precinct developed by Australand over the last four years.

John Thomas, Australand's Chief Operating Officer, said the sale was consistent with Australand's previous treatment of the first office stage at Freshwater Place, where Australand sold a 50% interest to Colonial's Commonwealth Property Office Fund.

"The outstanding success of the first office stage at Freshwater Place confirms this precinct as a premium Melbourne office location", Mr. Thomas said.

Australand's Regional General Manager, Mr. Sean McMahon, commented that "The Freshwater precinct has now established itself as Melbourne's alternative CBD and current office market research suggests there will be strong leasing demand for this building prior to its completion in late 2008".

Australand is yet to decide its intentions in relation to its remaining 50% share of the 28 Freshwater Place project.

For further information, please contact:

John Thomas:
Chief Operating Officer
Tel: 0418 926 077
Email: jthomas@australand.com.au

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Aug-2007 18:10:43
Announcement No.	00182

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Mgt.Fees.14Aug07.pdf Total size = **34K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF MANAGEMENT FEES
BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

As disclosed in the prospectus of Ascott Residence Trust ("**ART**") dated 6 March 2006 issued in connection with the preferential offering of units of ART ("**Units**"), Ascott Residence Trust Management Limited (the "**Company**"), the manager of ART, intends to receive 50% of the Management Fees (as defined in the trust deed constituting ART (the "**Trust Deed**")) in cash and 50% in Units for the period from 1 January 2007 to 31 December 2007.

The Company wishes to announce that 789,338 Units have been issued to the Company today at an issue price of S$1.7515 per Unit. These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 January 2007 to 30 June 2007. The balance of the Management Fees of S$1,382,525.56 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 2,466,650 Units, representing 0.41% of the total number of Units in issue of 605,660,868.

As the Company is a wholly-owned subsidiary of The Ascott Group Limited ("TAG"), TAG's direct and deemed interest in ART has increased from 27.70% to 27.79% by virtue of the new issue of Units mentioned above.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 14 August 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Aug-2007 17:48:56
Announcement No.	00124

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Resignation of Chief Executive Officer"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Annc.CEO.15Aug07.pdf Total size = **27K** (2048K size limit recommended)

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82 - 4507


CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to
a Trust Deed dated 6 February 2004, as amended)

RESIGNATION OF CHIEF EXECUTIVE OFFICER

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust, wishes to announce that Mr David Tan Wei-Son has tendered his resignation as its Chief Executive Officer. His last day of service will be 15 September 2007 on which date he will also resign as Director.

The Board of Directors would like to extend its thanks and appreciation to Mr Tan for his services during his term of office and wishes him well in his future endeavours.

The Board of Directors has identified a candidate to be the next Chief Executive Officer and an appropriate announcement will be made in due course. In the interim, Mr Wen Khai Meng, the Chief Executive Officer of CapitaLand Commercial Limited, will serve as the Acting Chief Executive Officer of the Company.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
15 August 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Aug-2007 08:09:50
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust ("QCT") - The Placement of up to 151,440,000 New Units in QCT"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, had on 15 August 2007 issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.annc.pdf Total size = **145K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	15-Aug-2007 20:23:15
Announcement No.	00199

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - The Placement Of Up To 151,440,000 New Units in QCT.
Description	The announcement submitted by HWANGDBS Investment Bank Berhad on behalf of Quill Management Sdn Bhd as manager of QCT, to Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of Quill Capita Trust.
Attachments:	QCTpricefixing150807-Final.pdf Total size = **43K** (2048K size limit recommended)

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General Announcement
Reference No **OD-070815-72791**

Submitting Merchant Bank	:	**HWANG-DBS INVESTMENT BANK BERHAD**
Company Name	:	**QUILL CAPITA TRUST**
Stock Name	:	**QCAPITA**
Date Announced	:	**15/08/2007**

Type	:	**Announcement**
Subject	:	**QUILL CAPITA TRUST ("QCT") - THE PLACEMENT OF UP TO 151,440,000 NEW UNITS IN QCT ("THE PLACEMENT")**

Contents :

We refer to the announcements dated 8 June 2007, 2 July 2007 and 8 August 2007 and the Circular to unitholders dated 16 July 2007.

The Placement is to be allocated in the following manner:

(i) up to 30% of the new units in QCT to be issued pursuant to the Placement are to be allocated each to CapitaCommercial Trust ("CCT") and Quill Group (comprising Quill Estates Sdn Bhd, Quill Land Sdn Bhd, Quill Properties Sdn Bhd and their respective related corporations) respectively at the higher of the five (5)-day volume weighted average market price ("VWAMP") of QCT units immediately prior to a price-fixing date or the bookbuilding price ("Major Unitholders' Portion"); and

(ii) the balance are to be allocated to investors to be identified at the bookbuilding price ("Institutional Portion").

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("Manager"), HWANGDBS Investment Bank Berhad *(formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)* ("HWANGDBS") and Aseambankers Malaysia Berhad ("Aseambankers"), being the joint advisers and joint bookrunners, are pleased to announce that the bookbuilding process in relation to the Institutional Portion has been completed on 15 August 2007 ("Bookbuilding Exercise"). As a result of the Bookbuilding Exercise, the bookbuilding price was fixed at RM1.45 per QCT unit.

For the purposes of identifying the issue price for the Major Unitholders' Portion, HWANGDBS and Aseambankers, on behalf of the Board of Directors of the Manager, wish to announce that the five (5)-day VWAMP of QCT units prior to 15 August 2007 is RM1.52 per QCT unit.

In view of the above, the issue price for the Major Unitholders' Portion has been fixed at RM1.52. An aggregate of 90,864,000 new units in QCT to be issued pursuant to the Placement will be subscribed for by CCT and the Quill Group.

In relation to the Major Unitholders' Portion, HWANGDBS and Aseambankers have received undertaking letters from CCT and Quill Group dated 7 August 2007 that each of them will be subscribing for 30% of the Placement.

This announcement is dated 15 August 2007.

© 2007, Bursa Malaysia Berhad. All Rights Reserved.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) FRONT WINNERS SDN. BHD.
(B) MUTUAL STREAMS SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Malaysia:

(A)	Name	:	Front Winners Sdn. Bhd.
	Principal Activity	:	Investment holding
	Authorised Share Capital	:	RM100,000 divided into 100,000 ordinary shares of RM1 each
	Issued and Paid-up Share Capital	:	RM2 comprising 2 ordinary shares of RM1 each
(B)	Name	:	Mutual Streams Sdn. Bhd.
	Principal Activity	:	Investment holding
	Authorised Share Capital	:	RM100,000 divided into 100,000 ordinary shares of RM1 each
	Issued and Paid-up Share Capital	:	RM2 comprising 2 ordinary shares of RM1 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
16 August 2007



News Release

16 August 2007
For Immediate Release

CapitaLand Acquires Gurney Plaza, Penang and MINES Shopping Fair, Selangor in Malaysia for over RM1.2 billion (approximately S$527.1 million)

Form seed assets for CapitaLand's Proposed Malaysian retail REIT

Singapore, 16 August 2007 - CapitaLand Limited ("CapitaLand")'s indirect subsidiary, Front Winners Sdn Bhd ("Front Winners"), has entered into a Sale and Purchase ("S&P") Agreement ("Gurney Plaza S&P Agreement") with Gurney Plaza Sdn. Bhd. (the "Vendor") to acquire[1] Gurney Plaza, the leading retail mall in Penang, Malaysia for approximately RM770.0 million (approximately S$336.8 million) and a total acquisition cost not exceeding RM793.0 million (approximately S$346.8 million). Strategically located along the famous Gurney Drive promenade in Penang, the prime freehold asset measures over 700,000 square feet ("'sq ft") in Net Lettable Area ("NLA").

Concurrently, Front Winners has also signed a put and call option[2] with the Vendor to acquire[3] Gurney Plaza's four-storey retail extension block ("Gurney Plaza Extension") measuring over 130,000 sq ft in NLA. The retail extension block is currently under construction and is expected to be completed by end-2008.

---

[1] The acquisition of Gurney Plaza is subject to the fulfilment of certain conditions, such as, obtaining the approvals from the relevant Malaysian authorities (*i.e.* the Foreign Investment Committee of Malaysia and the State Authority of Penang).

[2] The put and call option applies for a period of 6 years from the date of the Gurney Plaza S&P Agreement.

[3] Subject to the fulfilment of certain conditions, such as obtaining the approvals from the relevant Malaysian authorities (*i.e.* the Foreign Investment Committee of Malaysia and the State Authority of Penang) and the issue of relevant certificates of occupation or completion for the Gurney Plaza Extension.

Separately, CapitaLand's indirect subsidiary, Mutual Streams Sdn Bhd has entered into a S&P Agreement with Mines Shopping Fair Sdn Bhd ("MSF") to acquire[4] MINES Shopping Fair ("MINES"), a prime retail mall which is part of the MINES Resort City in Selangor, Malaysia for approximately RM435.0 million [5] (approximately S$190.3 million) and a total acquisition cost not exceeding RM450.2 million (approximately S$196.9 million). MINES is strategically located at the growth corridor in the South of Kuala Lumpur, the capital of Malaysia, and measures approximately 650,000 sq ft in NLA.

Gurney Plaza and MINES will form the first two seed assets for the proposed CapitaLand-sponsored pure-play Malaysian retail Real Estate Investment Trust ("REIT").

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "With the acquisition of Gurney Plaza and MINES Shopping Fair as seed investments for a proposed second CapitaLand-sponsored REIT in Malaysia, we are on track to increase our REITs portfolio in Singapore and abroad and, by significantly growing our assets under management business, to increase our fee-based income stream. In line with our current REITs strategy, we have identified other quality Malaysian retail assets that will augment Gurney Plaza and MINES Shopping Fair, and form the pipeline of assets for our pure-play Malaysian retail REIT, which could possibly be listed within a year.

He added, "To date, the CapitaLand Group has a multi-sector presence in Malaysia including residential, serviced residences, commercial and retail operations. Given CapitaLand's established track record in creating and managing five REITs, and the strong following among international investors for its REITs, including Quill Capita Trust which was listed in Malaysia in January this year, we are confident that the proposed Malaysian retail REIT will be equally well-received by investors all around the world."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said: "Gurney Plaza is one of the top malls in Penang and enjoys close to 100% occupancy. Endowed with a superior location along the renowned Gurney Drive seaside promenade, the mall is highly accessible to, and frequently visited by, both locals and tourists. In addition, Gurney Plaza encompasses

[4] The acquisition of MINES Shopping Fair is subject to the fulfilment of certain conditions, such as obtaining the approvals from the relevant Malaysian authorities (*i.e.* the Foreign Investment Committee of Malaysia and the State Authority of Selangor) and the ultimate shareholder of MSF, Country Heights Holdings Berhad.

[5] Inclusive of RM3 million for a put and call option from MSF in respect of a lease for an area measuring approximately 6,800 sq ft which is adjacent to MINES. Such put and call option is subject to the fulfilment of certain conditions, such as, obtaining certain planning approvals, and approvals from the relevant Malaysian authorities (ie the Foreign Investment Committee of Malaysia, the State Authority of Selangor).

significant growth potential with the upcoming retail extension block measuring over 130,000 square feet in net lettable area. Similarly, MINES Shopping Fair is a quality asset strategically located at the growth corridor in the South of Kuala Lumpur and enjoys a good flow of human traffic from the other components of the MINES Resort City. The other components include an international exhibition and convention centre, a theme park and a resort hotel, all of which are seamless linked to the mall. There are also substantial asset enhancement and tenancy remixing opportunities at MINES Shopping Fair. More importantly, the acquisitions provide CapitaLand with an unique opportunity to extend our retail real estate platform to Malaysia which, in addition to Singapore, China, India and Japan, will further strengthened our position as the leading retail property company in Asia."

At present, the CapitaLand Group has sponsored five REITs, of which four are listed on the Singapore Exchange Securities Trading Ltd and one on Bursa Malaysia Securities Bhd. Listed in Singapore are CapitaMall Trust, Singapore's first and largest REIT by market capitalisation and asset size, CapitaCommercial Trust, Singapore's first and largest commercial REIT, Ascott Residence Trust (through The Ascott Group), Singapore's first pan-Asian serviced residence REIT, and CapitaRetail China Trust, Singapore's first pure play China retail REIT. Quill Capita Trust, listed in Malaysia, is CapitaLand's first REIT listed outside of Singapore. CapitaLand is also the strategic partner of The Link REIT Management Limited, the manager of The Link REIT. The Link REIT is the first REIT listed on the Hong Kong Stock Exchange.

About Gurney Plaza

Opened in November 2001, Gurney Plaza is strategically located along the famous Gurney Drive promenade in Penang, Malaysia. The mall is approximately 5-minutes drive from the city centre of Georgetown, the capital of Penang Island, 15-minutes drive from the renowned Batu Ferringhi tourist belt and 30-minutes drive from the Penang International Airport. The 7-storey mall, measuring over 700,000 sq ft in NLA, has more than 300 specialty stores and is anchored by Parkson Grand. Gurney Plaza also enjoys close to 100% occupancy as at 30 June 2007.

About MINES Shopping Fair

MINES Shopping Fair (MINES) is the retail component within the MINES Resort City, which other than MINES, also includes the MINES International Exhibition and Convention Centre, MINES Wonderland (a theme park) and The Palace Beach and Spa (a resort hotel). Strategically located at Seri Kembagan, Selangor, the mall is well-served by seven major

highways - BESRAYA, SILK, North South Highway, North South Central Link, Damansara Puchong Highway, KESAS and MRR2. Opened in 1997, MINES Shopping Fair has a unique Venetian-styled canal flowing through the shopping mall, the first-of-its-kind in Asia. The four-storey retail mall measures approximately 650,000 sq ft in NLA and enjoys approximately 85% occupancy as at 6 July 2007. Comprising more than 350 specialty stores, the mall is anchored by Giant Hypermarket, Tanjong Golden Village and Best Denki.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited
(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2007 21:12:59
Announcement No.	00208

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust subscribes for units in Quill Capita Trust
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Subscription.QCTunits.16Aug07.pdf Total size = **21K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

CAPITACOMMERCIAL TRUST SUBSCRIBES FOR UNITS IN QUILL CAPITA TRUST

CapitaCommercial Trust Management Limited (the "**Manager**"), the manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that CCT has entered into a subscription agreement today to subscribe for 45,432,000 units (the "**Subscription Units**") in Quill Capita Trust ("**QCT**").

The subscription for the Subscription Units is pursuant to an equity fund raising exercise by QCT to raise required funds to partially finance the purchase consideration for QCT's acquisition of Wisma Technip and a part of Plaza Mont'Kiara both located in Kuala Lumpur, Malaysia.

The Subscription Units will allow CCT to maintain its proportionate unitholding in QCT, in percentage terms, at its pre-placement level. CCT has held 30% of QCT's total units in issue since January 2007.

As required under the Malaysia Securities Commission Guidelines, units placed with interested persons or persons connected to them must be priced at least at the weighted average market price of the units for the five market days immediately prior to the price-fixing date. Accordingly, the issue price of the Subscription Units has been fixed at RM1.52 which is the five-day volume weighted average market price of QCT units immediately prior to the price-fixing date of 15 August 2007. Hence, the total consideration for the Subscription Units is RM69,056,640 (approximately S$30.3 million)[1].

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
16 August 2007

1 Based on exchange rate of S$1 : RM2.27726

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for QCT Units or units in CCT ("**Units**")

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) ACE ABLE LIMITED
(B) CENTRAL LEAD LIMITED
(C) GRAND PODIUM HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in the British Virgin Islands:

(A)	Name	:	Ace Able Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share of US$1
(B)	Name	:	Central Lead Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share of US$1
(C)	Name	:	Grand Podium Holdings Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share of US$1

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
17 August 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND COMMERCIAL VIETNAM HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Commercial Vietnam Holdings Pte. Ltd. ("CCVH") has increased its issued and paid-up share capital from S$1 to S$1,000,000 (the "Share Increase"). CCVH has allotted and issued an additional 999,999 ordinary shares to its sole shareholder, CapitaLand Commercial Limited for a cash consideration of S$999,999.

Following the Share Increase, CCVH's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 August 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

**DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARY,
STAR ASSETS PROPERTY LIMITED**

Further to the announcement made on 18 December 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary incorporated in Hong Kong, Star Assets Property Limited ("SAPL"), which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of SAPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 August 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT SUBSIDIARY, BEVERLY EQUITIES PTE. LTD.

Further to the announcement made on 1 March 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect subsidiary, Beverly Equities Pte. Ltd. ("BEPL"), which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of BEPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 August 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONDITIONAL JOINT VENTURE AGREEMENT TO DEVELOP HIGH-RISE RESIDENTIAL SITE IN HO CHI MINH CITY

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings Pte. Ltd. ("CapitaLand Vietnam") has today entered into a conditional joint venture agreement with Azure City Co., Ltd., ("Azure City"), a party unrelated to the CapitaLand Group, to develop a residential site located in District 9, Ho Chi Minh City, Vietnam into a high-rise condominium.

The proposed joint venture and the incorporation of the joint venture company are subject to the relevant approvals being obtained from the Ho Chi Minh City People's Committee for the issuance of a foreign investment certificate.

Upon approvals being obtained, CapitaLand Vietnam will subscribe for a 75% stake which is equivalent to US$32.25 million (approximately S$48.8 million) of the total registered capital of US$43.0 million (approximately S$65.1 million) in the proposed joint venture company. The remaining 25% stake will be subscribed by Azure City. On completion of the abovementioned subscriptions, the proposed joint venture company will become an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
22 August 2007


CapitaLand


For Immediate Release
22 August 2007

NEWS RELEASE

CapitaLand and Vietnamese partner to jointly develop 1,200 apartments in Ho Chi Minh City

Singapore, 22 August 2007 – CapitaLand, through its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings, has signed a conditional joint venture agreement with Azure City Co., Ltd. to develop a high-rise condominium project in Ho Chi Minh City's District 9. CapitaLand, as the lead development manager for the project, plans to build approximately 1,200 apartments on the site over the next three to four years.

CapitaLand will take a 75% stake in this joint venture company and inject a cash consideration of US$32.25 million (S$48.8 million) for its stake. Azure City, a local Vietnamese company involved in infrastructure and property, will hold the balance 25% stake.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "This is CapitaLand's fourth residential site in Ho Chi Minh City. With this latest project, we will nearly double our residential pipeline to approximately 2,800 homes. We will continue to seek opportunities to extend the depth and reach of our residential footprint in Vietnam. With the country's strong economic growth fuelling rapid urbanisation, we see demand for well-built and well-designed homes rising in both metropolitan cities like Ho Chi Minh City and Hanoi, as well as the other major cities in the country."

Mr Chen Lian Pang, CEO of CapitaLand Residential Southeast Asia, said: "We plan to build contemporary apartments in a 25-storey high-rise development on the site. In addition to full condominium facilities, there will also be some retail elements to enhance the living environment. The first phase of the development will be ready for launch towards the end of 2008."

It is in a serene neighbourhood well-served by amenities such as supermarkets, good schools and a well-connected transportation network. There will be two major roads serving the site in future – the East-West Highway and the Inner Ring Road - which will connect to the city centre as well as other parts of Ho Chi Minh City.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **22 August 2007**

Singapore

Analyst Contact
Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Media Contact
Nicole Neo, Communications
DID: (65) 68233218
Email : nicole.neo@capitaland.com.sg


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF LONSVALE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Lonsvale Pte. Ltd. ("Lonsvale") has increased its issued and paid-up share capital from S$1 to S$1,000,000. Lonsvale has allotted and issued an additional 999,999 ordinary shares to its sole shareholder, CapitaLand Residential Limited ("CRL") at a consideration of S$999,999 (the "Consideration"). The Consideration was satisfied by capitalising part of the shareholder's loan owing by Lonsvale to CRL.

Following the above transaction, Lonsvale's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
22 August 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	23-Aug-2007 13:02:32
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Clarification of Business Times' report

Description

With reference to the article "CapitaLand eyes full control of 1 George Street: sources" on page 30 of today's Business Times, CapitaLand Limited wishes to clarify that it is finalising the purchase of its partner (Eureka GmbH)'s entire stake of 50% in Eureka Office Fund Pte Ltd ("EOF"). The assets held by the EOF include 1 George Street and 163 strata-titled units in The Adelphi.

CapitaLand will make the appropriate announcement when the purchase is completed.

Attachments:

Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) CCIH PTE. LTD.
(B) GHANSOLI INVESTMENT PTE. LTD.
(C) SMART PROFIT INTERNATIONAL LIMITED
(D) PROFIT HILL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(A)	Name	:	CCIH Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
	Place of Incorporation	:	Singapore
(B)	Name	:	Ghansoli Investment Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
	Place of Incorporation	:	Singapore
(C)	Name	:	Smart Profit International Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share of US$1
	Place of Incorporation	:	British Virgin Islands
(D)	Name	:	Profit Hill Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$100 comprising 100 ordinary shares of US$1 each
	Place of Incorporation	:	Cayman Islands

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 August 2007


CapitaLand

For Immediate Release
23 August 2007

NEWS RELEASE

CapitaLand acquires a commercial site for quality offices and high-end business accommodation in Shanghai

Singapore, 23 August, 2007 – CapitaLand's indirect wholly-owned subsidiary, Yorksure Pte. Ltd., has secured a commercial site in Shanghai's Zhabei District for RMB598.1 million (S$119.6 million) in a government land auction. The 20,310-square metre site will be developed into quality offices and a high-end hotel or serviced residence along West Guangzhong Road in the increasingly prominent commercial area of Ling Shi. This acquisition further augments CapitaLand's multi-sector presence in Shanghai.

The site is located in the Shanghai Multimedia Valley, just seven kilometres from the People's Square city centre. The Shanghai Multimedia Valley, with a planned total gross floor area of 800,000 square metres, will house a concentrated cluster of high-tech and multimedia-related industries. The Shanghai Multimedia Valley is expected to be completed by 2015. CapitaLand's development in Zhabei District will be ready by the end of 2009 to benefit from the maturing business environment in the area.

Mr Lim Ming Yan, CEO of CapitaLand China, said: "This acquisition will enhance our presence in Shanghai and extend the Group's footprint into Zhabei District. With its comprehensive transport infrastructure, excellent connectivity and maturing business environment, Zhabei District is becoming one of the major extensions of the city's central business district. We will build quality offices and high-end business accommodation to cater to the needs of those working in the Shanghai Multimedia

Valley. The development will not only have views of the Daning Ling Shi Park nearby, but also convenient transport networks and comprehensive facilities."

The site enjoys excellent connectivity through road, train and rail, and proximity to airports. The North-South Highway is adjacent to the site while the Shanghai Circus World Station of Metro Line 1 is close by. Access to the main railway transport hub is just four kilometres away via the Shanghai Railway Station. The Hongqiao Airport and the Pudong Airport are a short 15-minute drive and 45-minute drive away respectively.

Near the site are prominent landmarks like the Daning Ling Shi Park, the largest park in the city centre, and Daning – The Life Hub. The Hub offers extensive amenities including hotel accommodation, offices, SOHOs, retail and a host of entertainment, F&B, cultural, education and related urban lifestyle services. Other surrounding facilities include Shanghai Circus World, Zhabei Stadium and the Shanghai University. These will collectively attract people to live and work in the Zhabei District.

Project site details

Site area	:	20,310 sqm
Plot ratio	:	3.5
Total GFA	:	71,085 sqm
Tenure	:	50 years (Office)
		40 years (Hotel)
		40 years (Commercial)

Site Location



Middle Ring Road
Metro Line 1
Wanrong Road
Lingshi Road
South-north
Highway
Shanghai
Multimedia Vally
Shanghai Circus
World Station
West Guangzhong Road
Daning Lingshi
Park
Dahua San
Road Station
SITE
Yanchang Road
Station
Xincun Road
Station
Metro Line 7
Inner Ring Road

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **23 August 2007**

Singapore

Harold Woo, Investor Relations
DID: (65) 68233210
Email : harold.woo@capitaland.com.sg

Nicole Neo, Corporate Communications
DID: (65) 68233218
Email : nicole.neo@capitaland.com.sg

China

Francis Li, Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF NASSIM HILL REALTY PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Nassim Hill Realty Pte Ltd ("Nassim Hill") has increased its issued and paid-up share capital from S$2 to S$1,000,000. Nassim Hill has allotted and issued an additional 999,998 ordinary shares to its sole shareholder, CRL Realty Pte Ltd for a cash consideration of S$999,998.

Following the above transaction, Nassim Hill's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 August 2007


RECEIVED

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PURCHASE OF REMAINING 50% STAKE IN EUREKA OFFICE FUND PTE LTD

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Office) Investments Pte Ltd ("**COI**") has today completed the purchase of Eureka Gmbh ("**EG**")'s entire stake in Eureka Office Fund Pte Ltd ("**EOF**"), comprising 50% of the ordinary shares and 50% of the voting preference shares in the issued share capital of EOF (the "**Sale Shares**") not already owned by COI (the "**Share Purchase**"). EG belongs to the Munich Re Group.

EOF owns the commercial building known as 1 George Street ("**OGS**") and 163 strata-titled units (comprising both office and retail units) in the mixed-use building known as The Adelphi ("**The Adelphi Units**"), which are held through EOF's wholly-owned subsidiaries, George Street Pte Ltd ("**GSPL**") and Adelphi Property Pte Ltd ("**APPL**") respectively. In addition, EOF owns 19.92% of the issued share capital of Temasek Tower Limited ("**TTL**").

The aggregate cash consideration for the Share Purchase is S$590.6 million, subject to a post-completion adjustment of the net asset value of EOF as of 28 August 2007 and was arrived at on a willing-buyer willing-seller basis, taking into account, among other factors, the agreed value of OGS of S$1.2 billion (based on S$2,700 per square foot) and the agreed value of The Adelphi Units of S$231.5 million (based on S$1,300 per square foot) respectively (collectively, the "**Agreed Values**").

The proforma net asset value of the Sale Shares as at 31 July 2007, after taking into account the Agreed Values was approximately S$590.6 million.

Following the completion of the Share Purchase, EOF and its subsidiaries GSPL, APPL and TTL have become indirect wholly-owned subsidiaries of CapitaLand.

The Share Purchase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Share Purchase.

By Order of the Board

Low Sai Choy
Company Secretary
28 August 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Aug-2007 13:07:29
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Proposed acquisition of Wilkie Edge - Option exercised by The Ascott Group to lease the serviced apartments"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.WilkieEdge.29Aug07.pdf Total size = **26K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

**PROPOSED ACQUISITION OF WILKIE EDGE -
OPTION EXERCISED BY THE ASCOTT GROUP TO LEASE
THE SERVICED APARTMENTS**

1. On 20 July 2007, CapitaCommercial Trust Management Limited (the "**Manager**") announced on behalf of CapitaCommercial Trust ("**CCT**") the proposed acquisition by CCT's trustee, HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), of a mixed development known as "Wilkie Edge" at No. 8 Wilkie Road Singapore 228095 (the "**Property**"). The development is situated on Land Lot No. 230C of Town Subdivision 19. The vendor of the Property is CapitaLand Selegie Private Limited ("**CSPL**"). Completion of the proposed acquisition is conditional upon, *inter alia*, approval by unitholders of CCT at an extraordinary general meeting to be convened by 30 November 2007 or such other date as CSPL and the Trustee may agree. Such approval is required under the Listing Manual and under the Property Funds Guidelines.

2. The Manager is now pleased to announce that CSPL has exercised the option to give notice (the "**Vendor Nomination Notice**") to the Trustee to enter into an agreement (the "**Agreement for Lease**") to facilitate the grant of a lease (the "**Lease**") of the serviced apartment component of the Property (the "**Serviced Apartments**") in favour of its nominee, Ascott Scotts Pte Ltd (the "**Nominee**"). The Nominee is an indirect wholly-owned subsidiary of The Ascott Group Limited.

3. Following the Vendor Nomination Notice, CSPL, the Trustee and the Nominee have entered into the Agreement for Lease.

4. The Agreement for Lease is for a leasehold term commencing on the earlier of the date on which the Nominee takes possession of the Serviced Apartments or the date falling 14 days after notice to take possession is issued on the Nominee, and ending on 19 February 2105.

5. The lease consideration of S$79,300,000 (the "**Lease Consideration**") for the Serviced Apartments was arrived at on a willing-buyer willing-seller basis.

6. For the proposed acquisition of the Property, the Manager has commissioned an independent property valuer, CB Richard Ellis (Pte) Ltd ("**CBRE**") and the Trustee has commissioned an independent property valuer, Jones Lang Lasalle Property Consultants Pte Ltd ("**JLL**") to value the Property (including the Serviced Apartments). CBRE certified on 16 July 2007 that the open market value of the Property and the Serviced Apartments is S$262,000,000 and S$79,300,000 respectively. JLL certified on 17 July 2007 that the open market value of the Property and the Serviced Apartments is S$260,500,000 and S$80,500,000 respectively.

7. The obligation of the Trustee to grant, and the obligation of the Nominee to take, the Lease of the Serviced Apartments is conditional upon, *inter alia*, the following conditions being fulfilled by 30 November 2007 (or such other date as the parties may agree):

   7.1 (where required by the Singapore Exchange Securities Trading Limited) the obtaining of approval by the shareholders of The Ascott Group Limited at an extraordinary general meeting for (i) the Nominee's entry into the Agreement for Lease and (ii) the Nominee's acceptance of the Lease, on the terms and subject to the conditions set forth in the Agreement for Lease and the Lease, respectively; and

   7.2 the obtaining by the Trustee of the approval of the President of the Republic of Singapore (as head lessor of the Property) for the lease of the Serviced Apartments to the Nominee for the Term of the Lease.

8. Upon the execution of the Agreement for Lease, the Trustee's purchase consideration for the Property is reduced by the Lease Consideration from S$262,000,000 to S$182,700,000 (the "**Revised Purchase Consideration**"). If the Agreement for Lease is subsequently annulled or terminated, or deemed annulled or terminated pursuant to the provisions thereof and the Trustee ceases to be obliged to enter into the Lease, the Trustee shall, in addition to the Revised Purchase Consideration, pay to CSPL an amount equal to the Lease Consideration.

9. A copy of the Agreement for Lease is available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore

29 August 2007

Important Notice

The value of CCT units (the "Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Aug-2007 13:14:00
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Proposed acquisition of serviced residence at Wilkie Edge"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.WilkieEdge.PR.29Aug07.pdf Ascott.WilkieEdge.29Aug07.pdf Total size = **238K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in Singapore)

PROPOSED ACQUISITION OF SERVICED RESIDENCE AT WILKIE EDGE

The Ascott Group Limited (the "**Company**") wishes to announce that Ascott Scotts Pte Ltd ("**ASPL**"), an indirect wholly-owned subsidiary of the Company, has today entered into a conditional agreement for lease (the "**Agreement**") with CapitaLand Selegie Private Limited ("**CSPL**") and HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**") acting in its capacity as trustee of CapitaCommercial Trust ("**CCT**"), for the proposed grant to ASPL of a long-term leasehold interest (the "**Lease**") in the serviced residence component (the "**Serviced Residence**") of the mixed development (the "**Development**") currently under construction on the property (the "**Property**") known as "Wilkie Edge" at 8 Wilkie Road, Singapore 228095 (the "**Transaction**").

CSPL is an indirect wholly owned subsidiary of CapitaLand Limited ("**CapitaLand**"). Under a conditional sale and purchase agreement (the "**Purchase Agreement**") dated 20 July 2007 made between the Trustee (as purchaser) and CSPL (as vendor), CSPL has agreed to sell the Property to CCT upon the terms and conditions of the Purchase Agreement, including an express condition that CSPL shall have the option to require the Trustee to enter into an agreement for lease to facilitate the grant a lease of the serviced residence component of the Development to a party nominated by CSPL. Pursuant to CSPL's exercise of the option by its nomination of ASPL as the proposed lessee, the parties have entered into the Agreement.

The Property (being the whole of Lot 230C of Town Subdivision 19 together with the Development being erected thereon) is a 99-year leasehold commencing from 21 February 2006. Located along Selegie Road and near the junction of Wilkie Road and Sophia Road, it is in the city centre with excellent access to the Central Business District and the shopping and entertainment attractions of Orchard Road. When completed, the Development will comprise a 12-storey mixed development with retail offerings on levels 1 and 2, offices from levels 3 to 8, serviced residence from levels 6 to 12, and two levels of basement carpark. Construction of the Development is in progress and is expected to be completed in the 4th quarter of 2008. The Company intends to operate the Serviced Residence under the name "Citadines Singapore Mount Sophia".

Further information relating to the Transaction is set out below.

1. Certain principal terms

1.1 The Agreement. Under the Agreement, CSPL has agreed to (among other things) construct and complete the Serviced Residence in accordance with the terms thereof, and Trustee has agreed, subject to certain conditions, including fulfilment of the conditions precedent referred to below, to grant to ASPL, a Lease of the Serviced Residence for the Term of Lease (as defined below). The Lease shall be in the form and substantially containing the same terms and conditions set out in the draft Lease attached to the Agreement.

1.2 Serviced Residence. The Serviced Residence comprises 154 units of serviced residences from Levels 6 to 12 of the Development and ancillary offices and reception premises on Basement 1 to Level 2 of the Development, totalling a gross floor area of approximately 9,500 sq metres (the "**Initial FA**") (subject to survey).

2. Consideration and payment terms

2.1 Consideration. The consideration for the acquisition of the Serviced Residence (the "**Consideration**") of S$**79.3** million (subject to adjustment) was arrived at after negotiations on a willing-buyer, willing-seller basis, and is to be satisfied wholly in cash. The Consideration represents approximately 3.3% of the Company's market capitalisation of approximately S$2.4 billion as at the date preceding this Announcement.

The Consideration is calculated based on the Initial FA, and is subject to adjustment in the event of a shortfall (subject to certain parameters) of the Initial FA compared to the surveyed gross floor area of the Serviced Residence. A survey will be carried out by a registered land surveyor following notice of possession being given to ASPL.

ASPL has commissioned an independent valuation of the Serviced Residence by DTZ Debenham Tie Leung (SEA) Pte Ltd ("**DTZ**"), which has valued the Serviced Residence as at 17 August 2007, on an open market value basis, at S$80.0 million.

2.2 Payment of Consideration. An amount of S$**793,000** (representing 1% of the Consideration) (the "**Initial Payment**") has been paid on the date of signing of the Agreement. A further 20% of the Consideration (less the Initial Payment) is payable within 7 days after ASPL is notified that the approval of the unitholders of CCT (referred to in paragraph 3.1 below) has been obtained. The balance 80% of the Consideration is payable in accordance with an agreed payment schedule which corresponds with completion of the various stages of construction of the Development.

3. Conditions precedent and other salient terms

3.1 Conditions precedent. The obligation of the Trustee to grant, and the obligation of ASPL to take, the Lease of the Serviced Residence is subject to and conditional upon the fulfilment of the following conditions precedent (the "**Conditions Precedent**") by 30 November 2007 (or such other date as ASPL, CSPL and the Trustee may agree in writing) (the "**Long Stop Date**"):

(a) the approval of the shareholders of the Company being obtained at an extraordinary general meeting of the Company for the entry into the Agreement and the acceptance of the Lease on the terms of the Agreement and the Lease respectively (the "**TAG Shareholders' Approval**"); and

(b) the approval of the President of the Republic of Singapore (as head lessor of the Property) being obtained by the Trustee to the lease of the Serviced Residence to ASPL for the Term of the Lease (as referred to below).

It should be noted that according to CCT's announcement dated 20 July 2007, the completion of the purchase of the Property by CCT is subject to certain conditions precedent, including the approval of the unitholders of CCT at an extraordinary general meeting of CCT to be held by 30 November 2007 (or such other date as CSPL and the Trustee may agree). It should also be noted that in the event that the Purchase Agreement is annulled or deemed annulled or terminated or deemed terminated, the Agreement will be terminated automatically and all monies paid by ASPL to CSPL pursuant to the Agreement will be refunded without interest or deduction. Nevertheless, CSPL has agreed to enter into a lease of the Serviced Residence with ASPL on substantially the same terms as the Agreement and the Lease, in the event that the Purchase Agreement is annulled or terminated or the approval of CCT unitholders is not granted as aforesaid.

3.2 **Grant of Lease.** Subject to (a) the fulfilment of the Conditions Precedent by the Long Stop Date, (b) confirmation by CSPL of its receipt of an amount equivalent to 92% of the Consideration payable by ASPL to CSPL, (c) completion of the sale and purchase of the Property by CSPL and the Trustee under the Purchase Agreement, and (d) confirmation by the Stakeholder (as defined in the Agreement) of its receipt of an amount equivalent to 8% of the Consideration payable by ASPL to the Stakeholder, the Trustee will grant, and ASPL will take, the Lease of the Serviced Residence. Pursuant to the Agreement and the Lease, the leasehold term (the "**Term of Lease**") of the Serviced Residence will commence on the earlier of (i) the date falling 14 days after the notice to take possession of the Serviced Residence has been issued by Trustee to ASPL, and (ii) the date on which ASPL takes possession of the Serviced Residence, and ending on 19 February 2105. During the Term of Lease, ASPL as lessee, would pay to the Trustee, as lessor, in respect of the Serviced Residence, an annual rent of S$1.00 and a monthly service charge to be calculated on the basis of a proportion of the outgoings attributable to the common area of the Development.

4. Rationale

Strong demand for extended-stay accommodation, the vibrant real estate market, and the property's attractive location are the reasons for ASPL to acquire leasehold interests in the Serviced Residence instead of only managing the property for fee income. This will enable us to maximise shareholder returns. In addition, the acquisition of a long term leasehold interest in the Serviced Residence will provide the Company with an additional operating property in line with its strategy to incubate quality assets.

5. Funding and financial Effects

5.1 **Funding.** The Consideration will be funded by internal resources and external borrowings.

5.2 **Impact on net tangible assets and earnings.** The Transaction is not expected to have any material impact on the net tangible assets per share and earnings per share of the Company for the current financial year ending 31 December 2007.

6. Directors' and Controlling Shareholders' Interests

Mr Lim Chin Beng, an independent Director and the Chairman of the Company, is also a Director of CapitaLand. Mr Liew Mun Leong, the Deputy Chairman of the Company, is the President and CEO of CapitaLand and the Deputy Chairman of CapitaCommercial Trust Management Limited ("**CCTML**"), the manager of CCT.

Mr Kee Teck Koon, a non-executive Director of the Company, is a senior executive of CapitaLand and also a Director of CCTML. Mr Richard Hale, an independent Director of the Company is also an independent Director of CapitaLand. Mr Dilhan Pillay, an independent Director of the Company is a senior partner of the law firm acting for CCT in the purchase of the Property. Mr Tham Kui Seng, a non-executive Director of the Company, is a senior executive of CapitaLand. Mr Olivier Lim (alternate Director to Mr Liew Mun Leong in the Company) is a senior executive of CapitaLand and also a Director of CCTML.

As at 28 August 2007, CapitaLand has an interest in 1,067,846,016 ordinary shares representing 66.6% of the total issued share capital of the Company. CapitaLand also has an interest in 421,598,247 units representing approximately 30.5% of the total units in issue in CCT.

Save as disclosed above, and based on the information available to the Company as at the date of this Announcement, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the Transaction.

7. Interested Person Transaction

Under the Listing Manual of the SGX-ST (the "**Listing Manual**"), CapitaLand is regarded as a "controlling shareholder" of the Company, and CSPL and CCT are regarded as "associates" of CapitaLand. CSPL and CCT are thus "interested persons" of the Company, and the Transaction (comprising the Agreement and the Lease) is therefore an "interested person transaction" for the purposes of Chapter 9 of the Listing Manual.

Audit Committee's Statement

The Company's Audit Committee (comprising Mr Lim Jit Poh and Mr S. Chandra Das, with Mr Dilhan Pillay abstaining for the reason mentioned in Paragraph 6 above) is of the view that the Transaction is on normal commercial terms and is not prejudicial to the interests of the Company and its minority shareholders.

Current Total of Interested Persons Transactions

The Consideration of S$79.3 million represents approximately 7.1% of the audited consolidated net tangible assets of the Group of approximately S$1.1 billion as at 31 December 2006.

Other than transactions less than S$100,000, and transactions carried out under the Company's General Mandate for transactions with interested persons, the Company has not entered into any other interested person transactions in the current financial year to-date other than (a) the Transaction, and (b) a transaction with Ascott Residence Trust amounting to approximately S$23.5 million.

Save as aforesaid, no other interested person transaction has been entered into with CapitaLand and its associates (including CSPL and CCT) in the current financial year to-date.

8. General

A Circular, setting out relevant information in relation to the Transaction, will be issued in due course to shareholders of the Company, together with notice of the Extraordinary General Meeting to be convened for the purpose of obtaining shareholders' approval for the Transaction.

A copy of the Agreement (to which is appended, inter alia, the draft form of Lease) and the valuation certificate of DTZ in respect of the Serviced Residence referred to in Paragraph 2.1 above is available for inspection by shareholders at the registered office of the Company during normal business hours for a period of three months from the date of this Announcement.



THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT TO ACQUIRE SERVICED RESIDENCE IN SINGAPORE'S UPCOMING ARTS, LEARNING & ENTERTAINMENT HUB

Singapore, 29 August 2007 – The Ascott Group (Ascott) has signed a conditional agreement with CapitaCommercial Trust and CapitaLand Selegie Private Limited to acquire interests in a 99-year leasehold serviced residence at Wilkie Road for S$79.3 million. The serviced residence is part of Wilkie Edge, an integrated lifestyle development comprising offices, retail, food and beverage outlets. The acquisition is subject to approval from Ascott's shareholders and other relevant parties.

The 154-unit serviced residence to be named Citadines Singapore Mount Sophia is targeted to be opened in the first half of 2009.

Ms Jennie Chua, Ascott's President & CEO said: "Citadines Singapore Mount Sophia is strategically located in the heart of Singapore's upcoming Arts, Learning and Entertainment hub in the Bras Basah-Bugis area. It is in the city centre with excellent access to the Central Business District and the shopping and entertainment attractions of Orchard Road. Strong demand for extended-stay accommodation, the vibrant real estate market, and the property's attractive location are reasons for Ascott to acquire leasehold interests in the serviced residence instead of only managing the property for fee income. This will enable us to maximise shareholder returns."

Citadines Singapore Mount Sophia will be Ascott's first Citadines-branded serviced residence in Singapore. The serviced residence will offer travellers value and flexibility in their stay through a menu of services to suit their lifestyle and budget as they only need to pay for the services they require. It will cater to the young and trendy, expatriates working in the creative services community as well as foreign students and academia from the nearby Singapore Management University, Nanyang Academy of Fine Arts and LaSalle College of The Arts.

The property is a 10-minute walk to Dhoby Ghaut Mass Rapid Transit Station. It is also within walking distance to Prinsep Street, a prime food and beverage and entertainment zone with a variety of restaurants, cafes and pubs.

With this latest project, Ascott will have 1,042 units in 11 properties in Singapore, including its flagship serviced residence Ascott Singapore Raffles Place which is targeted to be opened in the first half of 2008.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

With the addition of Citadines Singapore Mount Sophia, Ascott will have 15 Citadines in Asia and 44 Citadines in Europe by 2010, including those under development.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,200 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes 5,200 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 51 cities in 22 countries, nine of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 HP: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 HP: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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RECEIVED
2007 SEP 17 P 12:37



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF STAKE IN SAVU PROPERTIES LTD

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, Orthoclase Pte Ltd (**"Orthoclase"**), and the other existing shareholders (collectively, the "**Vendors**") of Savu Properties Ltd ("**SPL**"), have entered into an agreement (the **"Agreement"**) for the sale of their respective shareholdings in SPL (collectively, the "**Sale**"). Pursuant to the Agreement, Orthoclase would sell its entire 50% stake (comprising 45,000,000 ordinary shares) (the "**Sale Shares**") in SPL and assign all its rights in respect of the shareholder loans from Orthoclase to SPL (the **"Loans"**).

SPL owns the office building in Singapore known as Chevron House (the "**Property**").

The cash consideration (the "Consideration") for the Sale Shares and the assignment of the Loans is S$366.4 million, subject to a post-completion adjustment of the net asset value of SPL as of 24 September 2007 (the "Completion Date"). The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, among other factors, the agreed value of the Property at S$730 million (the "Agreed Value") and the assignment of the Loans.

CapitaLand's carrying value of the Sale Shares, based on the management accounts of SPL as at 31 July 2007 was S$87.1 million.

Completion of the Sale is subject to the fulfillment of certain conditions precedent set out in the Agreement, including financing being obtained and there being no material breach on or at any time before the Completion Date of any of the warranties and representations given by the Vendors (the "**Completion**").

Upon Completion, CapitaLand will recognise in its Group consolidated accounts a gain of approximately S$150.8 million. SPL will cease to be an associated company of CapitaLand.

Based on the unaudited consolidated financial statements of CapitaLand for the half year ended 30 June 2007:

(i) assuming that the Sale was effected on 1 January 2007, CapitaLand's earnings per share would have increased from 54.4 cents to 59.8 cents; and

(ii) assuming that the Sale was effected on 30 June 2007, the financial impact on CapitaLand's net tangible assets per share would not be material.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
30 August 2007

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2007 11:17:40
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(A) Citadines Shanghai Biyun (B) Somerset Youyi Tianjin"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 31 August 2007, issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Biyun.Youyi.31Aug07.pdf Total size = **35K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

INTRODUCTION

On 26 April 2007, The Ascott Group Limited ("**Ascott**") announced that it has launched a real estate fund, which was renamed Ascott Serviced Residence (China) Fund ("**ASRCF**"). ASRCF is an associated company of Ascott in which Ascott has a 33% shareholding interest. Transaction A and Transaction B as defined below ("**Transactions**") are part of Ascott's planned injection of three seed investments into ASRCF as announced on 26 April 2007.

(A) CITADINES SHANGHAI BIYUN

The Transaction

Ascott has a 100% interest in the Citadines Shanghai Biyun property held through various wholly owned subsidiaries. Two of these subsidiaries are Ascott Holding (China) Limited ("**AHCL**") and its directly held wholly owned subsidiary, Citadines Biyun (BVI) Limited ("**Citadines Biyun BVI**"). Citadines Shanghai Biyun property is a serviced residence located at Lane 450 Hong Feng Road, Pudong, Shanghai, People's Republic of China.

The Board of Directors of Ascott wishes to announce that AHCL had divested the entire issued and paid-up share capital of Citadines Biyun BVI to ASRCF ("**Transaction A**"). Following the divestment, Ascott's effective shareholding interest in Citadines Biyun BVI was reduced from 100% to 33%.

As part of the transaction, AHCL had assigned to ASRCF and ASRCF had purchased the total amount of US$20,045,325 owed by Citadines Biyun BVI and its subsidiary, Citadines Biyun (Hong Kong) Limited to AHCL under two loan agreements ("**Loans**").

Following the divestment, the Citadines Shanghai Biyun property will be managed by Ascott's wholly-owned subsidiary, Ascott Property Management (Shanghai) Co., Ltd.

The Consideration

The total cash sale consideration for Transaction A, paid on completion is US$20,245,841 comprising (1) US$200,516 (S$306,228) for the share capital which was arrived at on an arm's length and willing buyer, willing seller basis, taking into account *inter alia*, the net asset value of Citadines Biyun BVI and the deemed cost of funding of the acquisition of Citadines Shanghai Biyun property and (2) US$20,045,325 for the assignment of the Loans.

(B) SOMERSET YOUYI TIANJIN

The Transaction

Ascott has a 100% interest in the Somerset Youyi Tianjin property held through various wholly owned subsidiaries. Two of these subsidiaries are AHCL and its directly held wholly owned subsidiary, Somerset Youyi (BVI) Limited ("**Somerset Youyi BVI**"). Somerset Youyi Tianjin property is a serviced residence located at 35 Youyi Road, Hexi District, Tianjin.

The Board of Directors of Ascott wishes to announce that AHCL had divested the entire issued and paid-up share capital of Somerset Youyi BVI to ASRCF ("**Transaction B**"). Following the divestment, Ascott's effective shareholding interest in Somerset Youyi BVI was reduced from 100% to 33%.

As part of the transaction, AHCL had assigned to ASRCF and ASRCF had purchased the total amount of US$24,906,159 owed by Somerset Youyi (Hong Kong) Limited (a wholly owned subsidiary of Somerset Youyi BVI) to AHCL under a loan agreement (the "**Loan**").

Following the divestment, the Somerset Youyi Tianjin property will be managed by Ascott's wholly-owned subsidiary, Ascott Property Management (Shanghai) Co., Ltd.

The Consideration

The total cash sale consideration for Transaction B, paid on completion is US$25,959,176 comprising (1) US$1,053,017 (S$1,608,167) for the share capital which was arrived at on an arm's length and willing buyer, willing seller basis taking into account *inter alia*, the net asset value of Somerset Youyi BVI and the deemed cost of funding of the acquisition of Somerset Youyi Tianjin property and (2) US$24,906,159 for the assignment of the Loan.

FINANCIAL EFFECTS

The effective net tangible asset value of the assets to be disposed of as at 30 June 2007 is S$46.1 million. The Transactions are not expected to have a material impact on the net tangible assets per share and the earnings per share of the Group for the current financial year.

By Order of the Board
Hazel Chew/Lam Chee Kin
Joint Company Secretaries

Singapore, 31 August 2007

Note: The exchange rate used in this Announcement is as follows: US$1 = S$1.5272

END